UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 22, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

DRI Corporation
File No. 0-28539 CF# 22510

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DRI Corporation submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibits to a Form 8-K/A filed on August 14, 2008.

Based on representations by DRI Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.2	through August 14, 2010
Exhibit 10.4	through August 14, 2010
Exhibit 10.14	through August 14, 2010

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support